Exhibit 99.2

51-102F3
Material Change Report [F]

Item 1 Name and Address of Company

Nicola Mining Inc. (the “Company”)
Suite 1212 – 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

Item 2 Date of Material Change

April 17, 2026

Item 3 News Release

The news release dated April 17, 2026 was issued by Market News and Stockwatch on April 17, 2026.

Item 4 Summary of Material Change

On April 17, 2026, the Company issued an additional 139,534 American Depositary Shares (“ADSs”) at the public offering price of US$6.45 per share, for total gross proceeds of approximately US$900K pursuant to the partial exercise of the underwriters’ over-allotment option in connection with the Company’s previously announced public offering of ADSs and warrants. The over-allotment has now been fully exercised, and the total number of securities sold by the Company in the public offering (the “Offering”) was 1,069,767 ADSs and warrants to purchase up to 1,069,767 ADSs, gross proceeds were approximately US$6.9 million.

Maxim Group LLC acted as sole book-running manager for the Offering.

The Offering was made pursuant to an effective shelf registration statement on Form F-10 (File No. 333-293048) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on January 29, 2026. The Company may offer and sell securities in both the United States and other jurisdictions outside of Canada. No securities were offered or sold to Canadian purchasers under the Offering. A final prospectus supplement and accompanying prospectus relating to the Offering and describing the terms thereof was filed with the SEC and forms a part of the effective registration statement and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. The final prospectus supplement is available for free on the SEC's website at www.sec.gov and is also available on the Company's profile on the SEDAR+ website at www.sedarplus.ca.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Peter Espig, President and Chief Executive Officer, 778.385.1213

Item 9 Date of Report

April 17, 2026

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